Exhibit 2

2020 FOURTH QUARTER RESULTS ? Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH ? Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS Consolidated net sales during the fourth quarter of 2020 declined by 3% Operating EBITDA margin during the fourth quarter of 2020 increased on a like-to-like basis adjusting for foreign exchange fluctuations, by 0.4pp, compared with that of the fourth quarter of 2019. compared with those of the fourth quarter of 2019. Controlling interest net income during the fourth quarter was US$8 Cost of sales as a percentage of net sales during the fourth quarter million, compared with a loss of US$3 million during the same quarter decreased by 2.3pp from 61.0.% to 58.7%, on a year-over-year basis. of 2019. For the full year 2020 we had a Net loss of US$121 million, primarily to a non-cash impairment of goodwill and idle assets for Operating expenses as a percentage of net sales increased by 0.6pp US$121 million booked during the third quarter. during the quarter, from 27.0% to 27.6%, compared to 2019. Net debt declined US$82 million during the year, reaching US$654 Operating EBITDA during the fourth quarter of 2020 decreased by 1% million. on a like-to-like basis, compared with that of the fourth quarter of 2019. 2020 Fourth Quarter Results Page 2

OPERATING RESULTS

## Colombia

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | l-t-l % var | 2020 | 2019 | % var | l-t-l % var |
| Net sales | 404 | 504 | (20%) | (10%) | 120 | 128 | (6%) | 1% |
| Operating EBITDA | 87 | 91 | (5%) | 6% | 30 | 32 | (6%) | 1% |
| Operating EBITDA margin | 21.4% | 18.0% | 3.4pp | | 24.9% | 24.9% | 0.0pp | |

In millions of US dollars, except percentages.

| | Domestic gray cement | | Ready-Mix | | Aggregates | |
|---|---|---|---|---|---|---|
| | January - December | Fourth Quarter | January - December | Fourth Quarter | January - December | Fourth Quarter |
| Volume | (17%) | (7%) | (26%) | (13%) | (25%) | (1%) |
| Price (USD) | (4%) | (2%) | (9%) | (6%) | (16%) | (23%) |
| Price (local currency) | 8% | 5% | 2% | 1% | (6%) | (17%) |

Year-over-year percentage variation.

In Colombia, industry volumes improved by 2% during the quarter and declined by 10% during the full year. Our focus on pricing, in addition to the entry of new capacity by a competitor in late 2019, led to an underperformance of our cement volumes versus those of the industry. Our cement volumes declined by 7% during the quarter and by 17% during the full year.

Our cement prices during December reached the highest level since 2016 in local-currency terms. Regarding our pricing strategy for 2021, we implemented a price increase of around 4% for bagged cement effective on January first.

## Panama

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | l-t-l % var | 2020 | 2019 | % var | l-t-l % var |
| Net sales | 80 | 181 | (56%) | (56%) | 23 | 38 | (40%) | (40%) |
| Operating EBITDA | 12 | 49 | (75%) | (75%) | 4 | 10 | (65%) | (65%) |
| Operating EBITDA margin | 14.9% | 26.8% | (11.9pp) | | 15.6% | 27.1% | (11.5pp) | |

In millions of US dollars, except percentages.

| | Domestic gray cement | | Ready-Mix | | Aggregates | |
|---|---|---|---|---|---|---|
| | January - December | Fourth Quarter | January - December | Fourth Quarter | January - December | Fourth Quarter |
| Volume | (55%) | (35%) | (70%) | (56%) | (66%) | (57%) |
| Price (USD) | (6%) | (4%) | (7%) | (8%) | (10%) | (12%) |
| Price (local currency) | (6%) | (4%) | (7%) | (8%) | (10%) | (12%) |

Year-over-year percentage variation.

In Panama, our operations resumed regular activities in mid-September after several months with severe government restrictions due to COVID-19.

During the fourth quarter, our cement volumes improved by 55% sequentially and declined by 35% on a year-over-year basis. Our performance on a year-over-year basis reflects weak demand conditions, and a new cement producer which came into the market during June 2020.

**2020** Fourth Quarter Results Page 3

OPERATING RESULTS

## Costa Rica

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | l-t-l % var | 2020 | 2019 | % var | l-t-l % var |
| Net sales | 89 | 102 | (13%) | (13%) | 22 | 22 | 0% | 7% |
| Operating EBITDA | 30 | 30 | (1%) | (0%) | 8 | 7 | 26% | 34% |
| Operating EBITDA margin | 33.8% | 29.8% | 4.0pp | | 38.3% | 30.5% | 7.8pp | |

In millions of US dollars, except percentages.

| | Domestic gray cement | | Ready-Mix | | Aggregates | |
|---|---|---|---|---|---|---|
| | January - December | Fourth Quarter | January - December | Fourth Quarter | January - December | Fourth Quarter |
| Volume | (11%) | (3%) | (20%) | (17%) | (71%) | (75%) |
| Price (USD) | (5%) | (7%) | (8%) | (11%) | 111% | 133% |
| Price (local currency) | (5%) | (0%) | (8%) | (5%) | 109% | 149% |

Year-over-year percentage variation.

In Costa Rica, our cement volumes during the fourth quarter improved by 8% sequentially and declined by 3% year-over-year.

Our quarterly cement prices remained stable year-over-year and declined by 1% sequentially. Please note that effective on January first, we implemented a cement price increase of around 6% in the distribution and construction segments.

## Rest of CLH

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | l-t-l % var | 2020 | 2019 | % var | l-t-l % var |
| Net sales | 231 | 217 | 7% | 9% | 58 | 52 | 10% | 12% |
| Operating EBITDA | 75 | 60 | 24% | 26% | 16 | 14 | 18% | 20% |
| Operating EBITDA margin | 32.3% | 27.9% | 4.4pp | | 28.6% | 26.6% | 2.0pp | |

In millions of US dollars, except percentages.

| | Domestic gray cement | | Ready-Mix | | Aggregates | |
|---|---|---|---|---|---|---|
| | January - December | Fourth Quarter | January - December | Fourth Quarter | January - December | Fourth Quarter |
| Volume | 11% | 11% | (15%) | (9%) | (34%) | (25%) |
| Price (USD) | (3%) | (1%) | 2% | 5% | 4% | 10% |
| Price (local currency) | (1%) | 0% | 3% | 7% | 7% | 13% |

Year-over-year percentage variation.

In the Rest of CLH region, our cement volumes improved by 11%, both during the quarter and the full year. Cement volumes increased in the 3 countries of the Rest of CLH region.

In Guatemala, our cement volumes were driven by an acceleration in the self-construction sector, a segment where we have a higher relative presence. Additionally, our volumes benefited from tighter controls along the northern border—implemented because of COVID-19—which restricted flows of cement imports.

In Nicaragua, we are encouraged by the improvement in construction activity observed during the year. Our cement volumes were driven by the self-construction sector, as well as by government-sponsored projects. Cement consumption was supported by increased remittances.

**2020** Fourth Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

## Operating EBITDA and free cash flow

| | January - December | | | Fourth Quarter | | |
|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | 2020 | 2019 | % var |
| **Operating earnings before other expenses, net** | 99 | 116 | (14%) | 30 | 29 | 5% |
| + Depreciation and operating amortization | 76 | 83 | | 19 | 24 | |
| **Operating EBITDA** | 175 | 199 | (12%) | 49 | 53 | (6%) |
| - Net financial expense | 50 | 52 | | 11 | 12 | |
| - Capital expenditures for maintenance | 16 | 43 | | 7 | 12 | |
| - Change in working Capital | (6) | (30) | | (12) | (21) | |
| - Taxes paid | 17 | 52 | | 19 | 17 | |
| - Other cash items (Net) | 15 | (14) | | 10 | (12) | |
| **Free cash flow after maintenance capital exp** | 83 | 96 | (14%) | 15 | 45 | (66%) |
| - Strategic Capital expenditures | 4 | 3 | | 2 | 2 | |
| **Free cash flow** | 79 | 93 | (16%) | 13 | 44 | (70%) |

In millions of US dollars, except percentages.

## Information on Debt

| | Fourth Quarter | | | Third Quarter |
|---|---|---|---|---|
| | 2020 | 2019 | % var | 2020 |
| **Total debt** [1, 2] | 678 | 758 | | 688 |
| Short term | 1% | 1% | | 3% |
| Long term | 99% | 99% | | 97% |
| Cash and cash equivalents | 24 | 23 | 8% | 30 |
| **Net debt** | 654 | 736 | (11%) | 659 |
| **Net debt / LTM[3] EBITDA** | 3.74x | 3.70x | | 3.69x |

| | Fourth Quarter | |
|---|---|---|
| | 2020 | 2019 |
| **Currency denomination** | | |
| U.S. dollar | 87% | 99% |
| Colombian peso | 13% | 1% |
| **Interest rate** | | |
| Fixed | 69% | 69% |
| Variable | 31% | 31% |

In millions of US dollars, except percentages.
[1] Includes leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Represents the consolidated balances of CLH and subsidiaries.
[3] Refers to "Last Twelve Months"

During December 2020 we obtained bank financings in Colombian pesos for the equivalent to US$85 million, with maturities between 2 to 3 years. The proceeds were used to prepay debt in U.S. dollars, reducing our foreign exchange exposure.

**2020** Fourth Quarter Results Page 5

Income statement & balance sheet CEMEX Latam Holdings, S.A. and Subsidiaries in thousands of U.S. Dollars, except per share amounts as of December 31 BALANCE SHEET 2020 2019 % var Total Assets 2,667,501 2,994,203 (11%) Cash and Temporary Investments 24,437 22,606 8% Trade Accounts Receivables 56,600 70,650 (20%) Other Receivables 44,388 90,116 (51%) Inventories 74,262 77,973 (5%) Other Current Assets 19,618 22,604 (13%) Current Assets 219,305 283,949 (23%) Fixed Assets 1,042,926 1,131,440 (8%) Other Assets 1,405,270 1,578,814 (11%) Total Liabilities 1,318,052 1,450,397 (9%) Current Liabilities 236,090 260,872 (9%) Long-Term Liabilities 1,026,431 1,125,166 (9%) Other Liabilities 55,531 64,359 (14%) Consolidated Stockholders’ Equity 1,349,449 1,543,806 (13%) Non-controlling Interest 4,830 5,251 (8%) Stockholders’ Equity Attributable to Controlling Interest 1,344,619 1,538,555 (13%) 2020 Fourth Quarter Results Page 6

Income statement & balance sheet CEMEX Latam Holdings, S.A. and Subsidiaries in millions of Colombian Pesos in nominal terms, except per share amounts as of December 31 BALANCE SHEET 2020 2019 % var Total Assets 9,156,198 9,812,422 (7%) Cash and Temporary Investments 83,880 74,081 13% Trade Accounts Receivables 194,279 231,530 (16%) Other Receivables 152,362 295,323 (48%) Inventories 254,903 255,529 (0%) Other Current Assets 67,340 74,078 (9%) Current Assets 752,764 930,541 (19%) Fixed Assets 3,579,842 3,707,889 (3%) Other Assets 4,823,592 5,173,992 (7%) Total Liabilities 4,524,213 4,753,153 (5%) Current Liabilities 810,378 854,914 (5%) Long-Term Liabilities 3,523,225 3,687,326 (4%) Other Liabilities 190,610 210,912 (10%) Consolidated Stockholders’ Equity 4,631,985 5,059,269 (8%) Non-controlling Interest 16,580 17,208 (4%) Stockholders’ Equity Attributable to Controlling Interest 4,615,405 5,042,061 (8%) 2020 Fourth Quarter Results Page 7

in thousands of U.S. dollars Operating EBITDA margin as a percentage of net sales 2020 Fourth Quarter Results Page 8

OPERATING RESULTS

CEMEX LatAm Holdings

## Volume Summary

### Consolidated volume summary

**Cement and aggregates in thousands of metric tons**
**Ready mix in thousands of cubic meters**

| | January - December | | | Fourth Quarter | | |
|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | 2020 | 2019 | % var |
| Total cement volume [1] | 5,405 | 6,454 | (16%) | 1,487 | 1,562 | (5%) |
| Total domestic gray cement volume | 5,003 | 5,840 | (14%) | 1,368 | 1,448 | (5%) |
| Total ready-mix volume | 1,645 | 2,401 | (31%) | 467 | 570 | (18%) |
| Total aggregates volume | 3,495 | 5,705 | (39%) | 1,068 | 1,329 | (20%) |

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

### Per-country volume summary

| | January - December | Fourth Quarter | Fourth Quarter 2020 |
|---|---|---|---|
| | 2020 vs. 2019 | 2020 vs. 2019 | vs. Third Quarter 2020 |
| DOMESTIC GRAY CEMENT | | | |
| Colombia | (17%) | (7%) | (2%) |
| Panama | (55%) | (35%) | 55% |
| Costa Rica | (11%) | (3%) | 8% |
| Rest of CLH | 11% | 11% | (6%) |
| READY-MIX | | | |
| Colombia | (26%) | (13%) | (5%) |
| Panama | (70%) | (56%) | 186% |
| Costa Rica | (20%) | (17%) | (10%) |
| Rest of CLH | (15%) | (9%) | 22% |
| AGGREGATES | | | |
| Colombia | (25%) | (1%) | 9% |
| Panama | (66%) | (57%) | 130% |
| Costa Rica | (71%) | (75%) | (11%) |
| Rest of CLH | (34%) | (25%) | 42% |

**2020** Fourth Quarter Results Page 9

OPERATING RESULTS

## Price Summary

### Variation in U.S. dollars

| | January - December 2020 vs. 2019 | Fourth Quarter 2020 vs. 2019 | Fourth Quarter 2020 vs. Third Quarter 2020 |
|---|---|---|---|
| DOMESTIC GRAY CEMENT | | | |
| Colombia | (4%) | (2%) | 4% |
| Panama | (6%) | (4%) | (2%) |
| Costa Rica | (5%) | (7%) | (3%) |
| Rest of CLH | (3%) | (1%) | (0%) |
| READY-MIX | | | |
| Colombia | (9%) | (6%) | 4% |
| Panama | (7%) | (8%) | (13%) |
| Costa Rica | (8%) | (11%) | (1%) |
| Rest of CLH | 2% | 5% | 1% |
| AGGREGATES | | | |
| Colombia | (16%) | (23%) | (9%) |
| Panama | (10%) | (12%) | (5%) |
| Costa Rica | 111% | 133% | (7%) |
| Rest of CLH | 4% | 10% | 5% |

For Rest of CLH, volume-weighted average prices.

### Variation in local currency

| | January - December 2020 vs. 2019 | Fourth Quarter 2020 vs. 2019 | Fourth Quarter 2020 vs. Third Quarter 2020 |
|---|---|---|---|
| DOMESTIC GRAY CEMENT | | | |
| Colombia | 8% | 5% | 0% |
| Panama | (6%) | (4%) | (2%) |
| Costa Rica | (5%) | (0%) | (1%) |
| Rest of CLH | (1%) | 0% | 1% |
| READY-MIX | | | |
| Colombia | 2% | 1% | (0%) |
| Panama | (7%) | (8%) | (13%) |
| Costa Rica | (8%) | (5%) | 1% |
| Rest of CLH | 3% | 7% | 2% |
| AGGREGATES | | | |
| Colombia | (6%) | (17%) | (13%) |
| Panama | (10%) | (12%) | (5%) |
| Costa Rica | 109% | 149% | (5%) |
| Rest of CLH | 7% | 13% | 6% |

For Rest of CLH, volume-weighted average prices.

**2020** Fourth Quarter Results Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

### Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

### Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

### Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

### Exchange rates

| | January - December | | January - December | | Fourth Quarter | |
|---|---|---|---|---|---|---|
| | 2020 EoP | 2019 EoP | 2020 average | 2019 average | 2020 average | 2019 average |
| Colombian peso | 3,432.50 | 3,277.14 | 3,729.87 | 3,299.77 | 3,634.17 | 3,396.52 |
| Panama balboa | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Costa Rica colon | 617.30 | 576.49 | 591.41 | 588.40 | 613.00 | 575.92 |
| Euro | 0.82 | 0.89 | 0.87 | 0.89 | 0.84 | 0.90 |

Amounts provided in units of local currency per US dollar.

2020 Fourth Quarter Results Page 11

Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2020 Fourth Quarter Results Page 12